TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE                        TSX Venture Trading Symbol: TTA

                                                                  NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Inc. Appoints New Head of Sales and Marketing Ahead of Program Launch

CALGARY, ALBERTA--(June 5, 2006) - Titan Trading Analytics Inc. (TSX VENTURE:  TTA) (OTCBB:  TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, LLC are pleased to announce the appointment of Andrew Kezeli to head Sales and Marketing for Titan and to lead Titan's Retail Products Division under its USA Trading Operations.  Kezeli is a founding member of the Results-Driven Financial Network (“RDFn”), a third-party research and trader’s educational firm where he currently serves as CEO and Head Trader.  He is a self-directed discretionary trader with over 10 years active trading experience and over 25,000 trades to his credit.  He is additionally internationally recognized as a trader’s educator, mentor and coach, a noted speaker and seminar presenter, the former editor-in-chief of an internationally distributed trader’s periodical, as well as a writer on the subject of technical analysis for the trading industry.

Kezeli’s appointment is in preparation for the launch of Titan's proprietary market data analysis platform, TickAnalyst, currently under development. He will be instrumental in the development, testing, implementation and marketing of trading signal generation products and services for multiple asset classes and markets as an extension of Titan’s TickAnalyst suite of programs.

Titan's Director of US Trading Operations, Philip Carrozza II, says “Andrew’s unique blend of experience in sales, marketing, systems analysis, software application development, trading, and working closely with traders in the retail, “instividual” and institutional markets is a definite asset to Titan. His help will be instrumental during the introduction, operation and marketing of TickAnalyst, but more importantly he adds another keen dimension in the development of products and services for international markets.”

Kezeli has recently been working closely with Carrozza and the Titan team in Titan's West Palm Beach office. Kezeli notes, “This is a great opportunity to deploy a lifetime of skills into a unique and growing area of trading market specialty for both Titan as well as the marketplace. Using automation and artificial intelligence in Titan’s next-generation state-of-the-art software and platform, and working with Titan’s developers and management team will be an enjoyable and equitable venture for all of us.”

Kezeli co-founded the Results Driven Financial Network (“RDFn”) (www.rdfn.com) subsequent to successful careers as an independent marketing analyst / advertising consultant, co-moderator and trader in an advanced trading room environment, as well as Senior Systems Analyst with Hewlett Packard. Kezeli is also author of the well-known concepts of Trading Survival which can be viewed in the Sept. 2005 edition of Stocks, Futures & Options magazine (http://www.sfomag.com/issuedetail.asp?MonthNameID=September&YearID=2005). RDFn provides quality, results-driven education and training for traders and investors through comprehensive research, trading products and services.

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Mr. Ken W. Powell

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: ITC - Industrial - Technology

SUBJECT: PER - PERSONNEL ANNOUNCEMENTS